Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scot Anderegg and Lilyanna Peyser

Re:	Insight Acquisition Corp. / DE
Registration Statement on Form S-1
Filed August 11, 2021
File No. 333-258727

Dear Mr. Andereg and Ms. Peyser:

On behalf of Insight Acquisition Corp (the “Company”), we submit this letter in response to a comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 26, 2021 relating to the above-referenced Registration Statement.

The Company has filed an amendment to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) with revisions to its disclosures to address the Staff’s comments via EDGAR.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment letter correspond to the pagination of the Registration Statement.

Form S-1 filed August 11, 2021

Risk Factors

Provisions in our amended and restated certificate of incorporation..., page 70

1.

Your disclosure states that your amended and restated charter will provide that “the federal courts” will be the exclusive jurisdiction for claims under the Securities Act, however your amended and restated charter (Exhibit 3.3) provides that “the Court of Chancery and the federal court for the District of Delaware” will have concurrent jurisdiction for claims under the Securities Act. Please revise your disclosure and amended and restated charter for consistency and accuracy.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

The form of amended and restated certification of incorporation included as Exhibit 3.3 to the Registration Statement has been revised. The text of the amended and restated certificate of incorporation and the disclosure on page 70 of the Registration Statement are now consistent and accurate.

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm, page II-6

2.	Please have your auditors revise their consent letter to refer to the correct date on their audit report of August 11th.

The audit report included in the Registration Statement included a typographical error and should have shown a date of August 10, 2021 and not August 11, 2021. The typographical error has been fixed so that the date of the audit report is now presented correctly on page F-2 of the Registration Statement. An additional corresponding typographical correction was made on page F-17 of the Registration Statement.

Exhibit 5.1

3.

Please delete as inappropriate the assumptions contained in (a)-(d) on pages 2 and 3 Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for more information. In addition, please revise to clarify that opinion #2 includes the Common Stock issuable upon exercise of the Warrants (in addition to the common stock issued as part of the Units).

Exhibit 5.1 to the Registration Statement has been revised to address the Staff’s comment, including the deletion of the aforementioned assumptions and an addition to clearly address the Common Stock issuable upon exercise of the Warrants.

* * * *

We trust that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman

Daniel Forman

cc:	Jeff Gary, Chief Executive Officer, Insight Acquisition Corp
Michael Singer, Executive Chairman, Insight Acquisition Corp
Steven Burwell, Proskauer Rose LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP